

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

October 16, 2008

Mr. Alfred C. Giammarino
Chief Financial Officer
FairPoint Communications, Inc.
521 East Morehead Street, Suite 250
Charlotte, North Carolina 28202

      Re: **FairPoint Communications, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed February 29, 2008
            File No. 1-32408**

Dear Mr. Giammarino:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Larry Spirgel
                              Assistant Director